<SEQUENCE>1
<FILENAME>GLOV SC13D 071107.txt
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                        AHPC Holdings, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    001303106
                      ------------------------------------
                                 (CUSIP Number)

                                July 11, 2007
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            (Date of Event Which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No.  001303106

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1. Name of Reporting Persons.
     Allen E. Bender
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [_]
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3.   SEC Use Only

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4. Source of Funds (See Instructions)
     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) [_]

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6.   Citizenship or Place of Organization
     USA
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               7.   Sole Voting Power
 NUMBER OF          106,075
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY	    None
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           106,075
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
		    None
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     106,075
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) [_]
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13.  Percent of Class Represented by Amount in Row (11)
     8.48%
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14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


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CUSIP No.  001303106

ITEM 1. SECURITY AND ISSUER

The class of equity security to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of AHPC Holdings, Inc., a Maryland corporation (Issuer). The address of the principal executive offices of Issuer is 80 Internationale Boulevard, Unit A, Glendale Heights, IL 60139.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by a natural person.

(a)  Allen E. Bender

(b)  2411 Pimpernel Drive, Waldorf, MD 20603

(c)  Retired and not employed.

(d) During the last five years Mr. Bender has not been convicted in a criminal proceeeding.

(e) During the last five years Mr. Bender has not been a party to any civil proceeding.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

These shares were acquired over about two several years in a series of open market purchases for cash using personal funds of Mr. Bender. Total cost was approximately $77,450. Shares are held in both a personal and an IRA account.

ITEM 4. PURPOSE OF TRANSACTION

These shares were primarily acquired for investment purposes. However, Mr. Bender may engage in activities intended to ensure viability of Issuer and to enhance shareholder value. Mr. Bender currently has no plans or proposals to effect any change at Issuer but in the future may initiate plans that may result in one or all of the following:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 001303106

 (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

Additionally, Mr. Bender may increase or decrease his holdings by open market transactions as market conditions and portfolio management dictate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As of August 3, 2007 Mr. Bender was the beneficial owner of 106,075 shares of common stock of AHPC Holdings, Inc.

All of such shares of common stock would constitute approximately 8.48% of the 1,251,246 shares of common stock outstanding as reported in the most recent
 May 15, 2007 Form 10-Q filed with the Commission by the Issuer.

Mr. Bender has the sole power to vote and dispose of all of such shares.

Mr. Bender acquired 25,000 shares on August 2, 2007 at a price of $.32 per share in open market transactions.

Issuer has Series B Preferred Convertible Stock outstanding which is convertible into common shares of Issuer. Issuer also has a number of Warrants outstanding which could be exercised. Such conversion or exercise would greatly increase the number of outstanding shares, greatly reducing the percentage of shares held by Mr. Bender.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

CUSIP No.  001303106


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 3, 2007


/s/Allen E Bender
Signature

ALLEN E BENDER/Self
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)